UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, June 2017
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three Months Ended May 31, 2017.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended May 31, 2017.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File No. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636). August 20, 2015 (File No. 333-206480), and on February 12, 2016 (File No. 333-209525).

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)
Consolidated Balance Sheets

	As at
	May 31, 2017	February 28, 2017
Assets
Current
Cash and cash equivalents	$933	$734
Short-term investments	1,278	644
Accounts receivable, net	152	181
Other receivables	30	34
Inventories	11	26
Income taxes receivable	12	17
Other current assets	48	55
	2,464	1,691
Long-term investments	294	269
Restricted cash and cash equivalents	48	51
Property, plant and equipment, net	81	91
Goodwill	563	559
Intangible assets, net	569	602
	$4,019	$3,263
Liabilities
Current
Accounts payable	$48	$103
Accrued liabilities	204	258
Deferred revenue	211	245
	463	606
Long-term debt	809	591
Deferred income tax liability	9	9
	1,281	1,206
Shareholders’ equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 531,475,629 voting common shares (February 28, 2017 - 530,497,193)	2,528	2,512
Retained earnings (deficit)	227	(438)
Accumulated other comprehensive loss	(17)	(17)
	2,738	2,057
	$4,019	$3,263
See notes to consolidated financial statements.

On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance as at February 28, 2017	$2,512	$(438)	$(17)	$2,057
Net income	—	671	—	671
Shares issued:
Stock-based compensation	13	—	—	13
Exercise of stock options	1	—	—	1
Employee share purchase plan	2	—	—	2
Cumulative impact of adoption of ASU 2016-16	—	(6)	—	(6)
Balance as at May 31, 2017	$2,528	$227	$(17)	$2,738
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data) (unaudited)

Consolidated Statements of Operations

	Three Months Ended
	May 31, 2017	May 31, 2016
Revenue	$235	$400
Cost of sales
Cost of sales	85	200
Inventory write-down	—	46
	85	246
Gross margin	150	154
Operating expenses
Research and development	61	89
Selling, marketing and administration	110	132
Amortization	40	54
Impairment of goodwill	—	57
Impairment of long-lived assets	—	501
Debentures fair value adjustment	218	(24)
Qualcomm arbitration award	(815)	—
	(386)	809
Operating income (loss)	536	(655)
Investment income (loss), net	136	(15)
Income (loss) before income taxes	672	(670)
Provision for income taxes	1	—
Net income (loss)	$671	$(670)
Earnings (loss) per share
Basic	$1.26	$(1.28)
Diluted	$1.23	$(1.28)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended
	May 31, 2017	May 31, 2016
Net income (loss)	$671	$(670)
Other comprehensive income (loss)
Net change in unrealized losses on available-for-sale investments	(3)	(1)
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income tax recovery of nil (May 31, 2016 - income taxes of nil)	—	2
Amounts reclassified to net income during the period for derivatives designated as cash flow hedges during the period, net of income tax recovery of nil (May 31, 2016 - income tax recovery of nil)	—	(1)
Foreign currency translation adjustment	4	1
Actuarial losses associated with Other Post Employment Benefit Obligations	(1)	—
Other comprehensive income	—	1
Comprehensive income (loss)	$671	$(669)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	Three Months Ended
	May 31, 2017	May 31, 2016
Cash flows from operating activities
Net income (loss)	$671	$(670)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	51	72
Deferred income taxes	—	32
Stock-based compensation	13	12
Loss on disposal of property, plant and equipment	—	1
Impairment of goodwill	—	57
Impairment of long-lived assets	—	501
Other-than-temporary impairment on cost-based investments	—	7
Debentures fair value adjustment	218	(24)
Other	1	3
Net changes in working capital items:
Accounts receivable, net	29	73
Other receivables	4	(4)
Inventories	15	16
Income taxes receivable	(1)	(25)
Other current assets	6	8
Accounts payable	(55)	8
Income taxes payable	—	(9)
Accrued liabilities	(55)	(53)
Deferred revenue	(34)	(66)
Net cash provided by (used in) operating activities	863	(61)
Cash flows from investing activities
Acquisition of long-term investments	(25)	(163)
Proceeds on sale or maturity of long-term investments	—	32
Acquisition of property, plant and equipment	(3)	(4)
Proceeds on sale of property, plant and equipment	1	—
Acquisition of intangible assets	(7)	(9)
Acquisition of short-term investments	(1,015)	(389)
Proceeds on sale or maturity of short-term investments	378	875
Net cash provided by (used in) investing activities	(671)	342
Cash flows from financing activities
Issuance of common shares	3	3
Payment of contingent consideration from business acquisitions	—	(15)
Effect of foreign exchange loss on restricted cash and cash equivalents	—	(3)
Transfer from restricted cash and cash equivalents	3	—
Net cash provided by (used in) financing activities	6	(15)
Effect of foreign exchange gain on cash and cash equivalents	1	2
Net increase in cash and cash equivalents during the period	199	268
Cash and cash equivalents, beginning of period	734	957
Cash and cash equivalents, end of period	$933	$1,225
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of Presentation and Preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements of BlackBerry Limited (the “Company”) for the year ended February 28, 2017 (the “Annual Financial Statements”), which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. Operating results for the three months ended May 31, 2017 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2018.
Certain of the comparable figures have been reclassified to conform to the current period’s presentation.
In the first quarter of fiscal 2018, the Company made adjustments to its reporting structure in line with its business shift towards focusing on software and services that secure, manage and connect the Enterprise of Things, the transition of its hardware strategy from an outsourced handset manufacturing model to a licensing model, and the continued reduction in its service access fees (“SAF”). As a result, the Chief Operating Decision Maker (the “CODM”), who is the Chief Executive Officer of the Company, began making decisions and assessing the performance of the Company as a single operating segment. For additional information concerning the Company’s segment reporting, see Note 13.
Significant Accounting Policies and Critical Accounting Estimates
There have been no material changes to the Company’s accounting policies or critical accounting estimates from those described in the Annual Financial Statements, except as described below.
In October 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-16 on the topic of income taxes. The amendments in this update improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted, and the Company chose to early adopt this guidance in the first quarter of fiscal 2018. As a result of the adoption of ASU 2016-16, the Company recognized approximately $6 million in tax expense on past intra-entity transfers that had previously been deferred, through a cumulative adjustment to retained earnings.
Recently Issued Accounting Pronouncements
In May 2014, the FASB issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2016. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures. The Company plans to adopt the new revenue recognition standard utilizing the modified retrospective approach. The Company expects that upon adoption of this standard, certain revenues which would otherwise have been recognized in future periods will instead be recognized in a cumulative adjustment to retained earnings. The Company also expects that upon adoption of this standard, certain revenues will be recognized earlier than they would be under the current standard.
In May 2017, the FASB issued a new accounting standard on the topic of stock compensation. The amendments in this update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and does not expect the impact to have a material effect on its results of operations, financial position and disclosures.

1

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The components of cash, cash equivalents and investments by fair value level as at May 31, 2017 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash and Cash Equivalents

Bank balances	$364	$—	$—	$—	$364	$362	$—	$—	$2
Other investments	34	—	—	—	34	—	—	34	—
	398	—	—	—	398	362	—	34	2
Level 1:
Equity securities	10	—	(8)	—	2	—	2	—	—

Level 2:
Term deposits, certificates of deposits, and GICs	246	—	—	—	246	75	125	—	46
Bankers’ acceptances/bearer deposit notes	147	—	—	—	147	147	—	—	—
Commercial paper	251	—	—	—	251	144	107	—	—
Non-U.S. promissory notes	140	—	—	—	140	50	90	—	—
Non-U.S. government sponsored enterprise notes	161	—	—	—	161	30	131	—	—
Non-U.S. treasury bills/notes	514	—	—	—	514	125	389	—	—
U.S. treasury bills/notes	675	—	(1)	—	674	—	434	240	—
	2,134	—	(1)	—	2,133	571	1,276	240	46
Level 3:
Corporate bonds	1	—	—	—	1	—	—	1	—
Auction rate securities	20	2	—	(3)	19	—	—	19	—
	21	2	—	(3)	20	—	—	20	—
	$2,563	$2	$(9)	$(3)	$2,553	$933	$1,278	$294	$48

2

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The components of cash, cash equivalents and investments by fair value level as at February 28, 2017 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash and Cash Equivalents

Bank balances	$218	$—	$—	$—	$218	$216	$—	$—	$2
Other investments	34	—	—	—	34	—	—	34	—
	252	—	—	—	252	216	—	34	2
Level 1:
Equity securities	10	—	(5)	—	5	—	5	—	—

Level 2:
Term deposits, certificates of deposits, and GICs	242	—	—	—	242	143	50	—	49
Bankers' acceptances	125	—	—	—	125	125	—	—	—
Commercial paper	274	—	—	—	274	212	62	—	—
Non-U.S. promissory notes	117	—	—	—	117	38	79	—	—
Non-U.S. government sponsored enterprise notes	49	—	—	—	49	—	49	—	—
Non-U.S. treasury bills/notes	300	—	—	—	300	—	300	—	—
U.S. treasury bills/notes	315	—	(1)	—	314	—	99	215	—
	1,422	—	(1)	—	1,421	518	639	215	49
Level 3:
Corporate notes/bonds	1	—	—	—	1	—	—	1	—
Auction rate securities	20	2	—	(3)	19	—	—	19	—
	21	2	—	(3)	20	—	—	20	—
	$1,705	$2	$(6)	$(3)	$1,698	$734	$644	$269	$51
As at May 31, 2017, the Company’s other investments consisted of cost method investments of $34 million (February 28, 2017 - $34 million). During the three months ended May 31, 2017, there were no other-than-temporary impairment charges (three months ended May 31, 2016 - other-than-temporary impairment charges of $7 million relating to certain cost-based investments).
There were no realized gains or losses on available-for-sale securities for the three months ended May 31, 2017 or the three months ended May 31, 2016.
The Company has restricted cash consisting of cash and securities pledged as collateral to major banking partners in support of the Company’s requirements for letters of credit. These letters of credit support certain leasing arrangements entered into in the ordinary course of business, for terms ranging from one month to eight years. The Company is restricted from accessing these funds during the term of the leases for which the letters of credit have been issued; however, the Company can continue to invest the funds and receive investment income thereon.

3

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The contractual maturities of available-for-sale investments as at May 31, 2017 and February 28, 2017 were as follows:

	As at
	May 31, 2017		February 28, 2017
	Cost Basis	Fair Value	Cost Basis	Fair Value
Due in one year or less	$1,893	$1,893	$1,206	$1,206
Due in one to five years	241	240	217	216
Due after five years	18	20	17	19
No fixed maturity	10	2	10	5
	$2,162	$2,155	$1,450	$1,446
As at May 31, 2017 and February 28, 2017, the Company had no investments with continuous unrealized losses.
In valuing the auction rate securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the auction rate securities as long-term investments.
3.    FAIR VALUE MEASUREMENTS
For a description of the fair value hierarchy, see Note 2.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held (other than those classified as Level 3), the Company primarily relies on an independent third-party valuator for the fair valuation of securities. Pricing inputs used by the independent third-party valuator are generally received from a single primary vendor. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third-party valuator. The Company also reviews the inputs used in the valuation process and assesses the pricing of the securities for reasonableness after conducting its own internal collection of quoted prices from brokers. Fair values for all investment categories provided by the independent third-party valuator that are in excess of 0.5% from the fair values determined by the Company are communicated to the independent third-party valuator for consideration of reasonableness. The independent third-party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The Company’s investments (other than those classified as Level 3) largely consist of securities issued by major corporate and banking organizations, the provincial and federal governments of Canada, international government banking organizations and the United States Department of the Treasury, and are all investment grade. The Company also holds equity securities following the initial public offering by the issuer of a previous cost-based investment.
For a description of how the fair value of currency forward contracts and currency option contracts and the fair value of the Debentures (as defined in Note 8 to the Consolidated Financial Statements) have been determined, see the “Derivative financial instruments” and “Convertible debentures” accounting policies in Note 1 to the Annual Financial Statements.
There were no changes in the fair value of the Company’s Level 3 assets for the three months ended May 31, 2017 or May 31, 2016. The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 3 assets during the three months ended May 31, 2017 or May 31, 2016.
The Company’s Level 3 assets measured on a recurring basis include auction rate securities as well as corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.
The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted average life of each security based on its contractual details and expected pay down schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a

4

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

waterfall event, an estimate of the likelihood of a permanent auction suspension, and an estimate of the likelihood of the securities being called at par. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent auction suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral to the security holders.
The following table presents the significant unobservable inputs used in the fair value measurement of the auction rate securities, as well as the impact on the fair value measurement resulting from a significant increase in each input in isolation. A significant decrease in each input would produce the opposite impact as shown below:

As at May 31, 2017	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted-Average)	Effect of Significant Increase (Decrease) in Input on Fair Value
Auction rate securities	$19	Discounted cash flow	Weighted average life	16 years	Decrease
			Collateral value (as a % of fair value)	148%	Increase
			Probability of waterfall event	10%	Increase
			Probability of permanent suspension of auction	5%	Decrease
			Probability of being called at par	25%	Increase

4.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of derivative financial instruments outstanding were as follows:

	As at May 31, 2017
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$—	$—	$18
Currency option contracts	Other current assets	1	—	1	30
Total		$1	$—	$1	$48

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$—	$(2)	$(2)	$88
Currency option contracts	Accrued liabilities	(1)	—	(1)	38
Total		$(1)	$(2)	$(3)	$126
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

5

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

	As at February 28, 2017
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$1	$1	$89
Currency option contracts	Other current assets	1	—	1	37
Total		$1	$1	$2	$126

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$—	$(1)	$(1)	$28
Currency option contracts	Accrued liabilities	(1)	—	(1)	38
Total		$(1)	$(1)	$(2)	$66
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.
Foreign Exchange
For a description of the Company’s usage of derivatives and related accounting policy for these instruments, see Note 1 to the Annual Financial Statements.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income (loss) (“AOCI”) and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. As at May 31, 2017 and May 31, 2016, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from June 2017 to November 2017. As at May 31, 2017, the net unrealized loss on these forward and option contracts (including option premiums paid) was nil (February 28, 2017 - net unrealized loss of nil). Unrealized gains associated with these contracts were recorded in other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at May 31, 2017, the Company estimates that approximately nil of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income within the next 12 months.
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the three months ended May 31, 2017:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Currency forward contracts	$—	Selling, marketing and administration	$—
Currency option contracts	—	Selling, marketing and administration	—
Total	$—		$—

6

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the three months ended May 31, 2016:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
Currency forward contracts	$—	Selling, marketing and administration	$(1)
Currency option contracts	1	Selling, marketing and administration	2
Total	$1		$1
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from June 2017 to August 2017. As at May 31, 2017, there were unrealized losses of $2 million recorded in respect of these instruments (February 28, 2017 - nil). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three months ended May 31, 2017 and May 31, 2016:

		Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	May 31, 2017	May 31, 2016
Currency forward contracts	Selling, marketing and administration	$(4)	$8
Total		$(4)	$8
Selling, marketing and administration expense for the three months ended May 31, 2017 included $1 million in gains with respect to foreign exchange net of balance sheet revaluation (three months ended May 31, 2016 - losses of $2 million).
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at May 31, 2017, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 0% (February 28, 2017 - 100%). As at May 31, 2017, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of nil on a notional value of nil (February 28, 2017 - total credit risk exposure of nil on a notional value of $24 million).
The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require the outstanding net position of all contracts be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at May 31, 2017, the Company had $2 million in collateral posted with counterparties (February 28, 2017 - no collateral posted or held).
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at May 31, 2017, no single issuer represented more than 26% of the total cash, cash equivalents and investments

7

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

(February 28, 2017 - no single issuer represented more than 18% of the total cash, cash equivalents and investments), and the largest single issuer was the U.S. Department of the Treasury.
Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the 3.75% Debentures (as defined in Note 8) with a fixed 3.75% interest rate. The fair value of the 3.75% Debentures will fluctuate with changes in prevailing interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long term nature of the 3.75% Debentures. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

5.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts receivable, net
The allowance for doubtful accounts as at May 31, 2017 was $13 million (February 28, 2017 - $12 million).
There was one customer that comprised more than 10% of accounts receivable as at May 31, 2017 (February 28, 2017 - one customer that comprised more than 10%).
Inventories
Inventories comprised the following:

	As at
	May 31, 2017	February 28, 2017
Raw materials	$3	$4
Work in process	—	1
Finished goods	8	21
	$11	$26
For the three months ended May 31, 2017, the Company recorded non-cash, pre-tax charges of nil relating to the write-down of certain inventories (three months ended May 31, 2016 - $46 million).
Other current assets
As at May 31, 2017, other current assets include items such as deferred cost of sales and prepaid expenses, among other items, none of which were greater than 5% of the current assets balance in all periods presented.
Property, plant and equipment, net
Property, plant and equipment comprised the following:

	As at
	May 31, 2017	February 28, 2017
Cost
Buildings, leasehold improvements and other	$89	$101
BlackBerry operations and other information technology	1,006	1,070
Manufacturing equipment, research and development equipment and tooling	87	87
Furniture and fixtures	15	15
	1,197	1,273
Accumulated amortization	1,116	1,182
Net book value	$81	$91

8

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Intangible assets, net
Intangible assets comprised the following:

	As at May 31, 2017
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$678	$465	$213
Intellectual property	423	197	226
Other acquired intangibles	197	67	130
	$1,298	$729	$569
	As at February 28, 2017
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$676	$446	$230
Intellectual property	418	184	234
Other acquired intangibles	197	59	138
	$1,291	$689	$602
Other acquired intangibles include items such as customer relationships and brand.
For the three months ended May 31, 2017, amortization expense related to intangible assets amounted to $39 million (three months ended May 31, 2016 - $48 million). During the first quarter of fiscal 2018, the additions to intangible assets primarily consisted of payments for intellectual property licenses and patent registration and maintenance fees.
A long-lived asset impairment charge is recognized when the carrying value exceeds the fair value of an asset group. The Company recorded a charge of $501 million relating to long-lived asset impairment (the “LLA Impairment Charge”) during the first quarter of fiscal 2017. For further discussion of the LLA Impairment Charge in fiscal 2017, see Note 1 to the Annual Financial Statements.
Based on the carrying value of the identified intangible assets as at May 31, 2017 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2018 and each of the four succeeding years is expected to be as follows: 2018 - $121 million; 2019 - $128 million; 2020 - $117 million; 2021 - $100 million; and 2022 - $72 million.
The weighted average remaining useful lives of the intangible assets are as follows:

As at
	May 31, 2017	February 28, 2017
Acquired technology	3.9 years	3.4 years
Intellectual property	8.0 years	8.5 years
Other acquired intangibles	4.9 years	5.0 years
Goodwill
Changes to the carrying amount of goodwill were as follows:

Carrying Amount
Carrying amount as at February 28, 2017	$559
Effect of foreign exchange on non-U.S. dollar denominated goodwill	4
Carrying amount as at May 31, 2017	$563
A goodwill impairment charge is recognized when the carrying amount of a reporting unit exceeds its fair value. There were no changes to reporting units during the first quarter of fiscal 2018. During the first quarter of fiscal 2017, it was determined that goodwill was impaired and the Company recorded a charge of $57 million (the “Goodwill Impairment Charge”). For further discussion concerning the Goodwill Impairment Charge in fiscal 2017, see Note 1 to the Annual Financial Statements.

9

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Accrued liabilities
Accrued liabilities comprised the following:

	As at
	May 31, 2017	February 28, 2017
Warranty	$6	$8
Accrued royalties	18	43
Resource Alignment Program liability	28	36
Other	152	171
	$204	$258
Other accrued liabilities include, among other items, accrued vendor liabilities, accrued carrier liabilities and payroll withholding taxes, none of which were greater than 5% of the current liabilities balance.
Product warranty
The changes in the Company’s warranty expense and actual warranty experience for the three months ended May 31, 2017 as well as the accrued warranty obligations as at May 31, 2017 are set forth in the following table:

Accrued warranty obligations as at February 28, 2017	$8
Warranty costs incurred for the three months ended May 31, 2017	(2)
Accrued warranty obligations as at May 31, 2017	$6

6.	RESTRUCTURING AND INTEGRATION
Resource Alignment Program
In fiscal 2016, the Company commenced the Resource Alignment Program (the “RAP”) for its device software, hardware and applications business with the objectives of reallocating Company resources to capitalize on growth opportunities, providing the operational ability to better leverage contract research and development services relating to its handheld devices, and reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed.
The following table sets forth the activity in the Company’s RAP liability for the three months ended May 31, 2017:

	Employee Termination Benefits	Facilities Costs	Other Charges(1)	Total
Balance as at February 28, 2017	$9	$27	$—	$36
Charges incurred	5	—	8	13
Cash payments made	(10)	(3)	(8)	(21)
Balance as at May 31, 2017	$4	$24	$—	$28
______________________________
(1) Other charges consist of costs associated with redundant systems from acquisitions that are being integrated into a single solution, and the effect of foreign exchange.

10

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The RAP charges included employee termination benefits, facilities costs and manufacturing network simplification costs as well as integration costs related to the transition of facilities and systems to align with the Company’s focus on its enterprise software business. Total charges, including non-cash charges incurred in the three months ended May 31, 2017 and May 31, 2016, were as follows:

	Three Months Ended
	May 31, 2017	May 31, 2016
Cost of sales	$3	$7
Research and development	3	2
Selling, marketing and administration	11	16
Total RAP charges	$17	$25

7.	INCOME TAXES
For the three months ended May 31, 2017, the Company’s net effective income tax expense rate was approximately 0% compared to a net effective income tax rate of 0% for the three months ended May 31, 2016. The Company’s income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the change in fair value of the Debentures (as defined in Note 8) and the impact of the Qualcomm arbitration award (as set out in Note 12 (b)), amongst other items, were offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company’s total unrecognized income tax benefits as at May 31, 2017 were $65 million (February 28, 2017 - $65 million). The unrecognized income tax benefits have been netted against current and deferred income tax assets on the Company’s consolidated balance sheets.
As set out in Note 12 (b) the Company received an arbitration award during the first quarter of fiscal 2018. The Company has sufficient tax carry-forward balances to ensure that this amount will not be subject to current income tax. This has caused gross deferred tax assets to decrease by approximately $255 million, subject to other movements throughout the current fiscal year.
The Company is subject to ongoing examination by tax authorities in certain jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. While the final resolution of audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

8.	LONG-TERM DEBT
3.75% Convertible Debentures
On September 7, 2016, Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors invested in the Company through a private placement of new debentures in an aggregate amount of $605 million (the “3.75% Debentures”), which partially replaced $1.25 billion aggregate principal amount of debentures issued in a private placement in fiscal 2014 (the “6% Debentures”) as described below (collectively, the “Debentures”).
Interest on the 3.75% Debentures is payable quarterly in arrears at a rate of 3.75% per annum.  The 3.75% Debentures mature on November 13, 2020, and each $1,000 of Debentures is convertible at any time into 100 common shares of the Company for a total of 60.5 million common shares at a price of $10.00 per share for all 3.75% Debentures, subject to adjustments. Covenants associated with the 3.75% Debentures include limitations on the Company’s total indebtedness.
Under specified events of default, the outstanding principal and any accrued interest on the 3.75% Debentures become immediately due and payable upon request of holders holding not less than 25% of the principal amount of the Debentures then outstanding. During an event of default the interest rate rises to 7.75% per annum.
The 3.75% Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the 3.75% Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.

11

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

As at May 31, 2017, the fair value of the 3.75% Debentures was determined to be $809 million. The difference between the fair value of the 3.75% Debentures and the unpaid principal balance of $605 million is $204 million.  The fair value of the 3.75% Debentures is measured using Level 2 fair value inputs.
The Company recorded a non-cash charge associated with the change in the fair value of the 3.75% Debentures of $218 million in the first quarter of fiscal 2018 (three months ended May 31, 2016 - income of $24 million associated with the 6% Debentures). These adjustments are included in the Company’s consolidated statements of operations.
For the three months ended May 31, 2017, the Company recorded interest expense related to the 3.75% Debentures of $6 million, which has been included in investment income (loss) in the Company’s consolidated statements of operations (three months ended May 31, 2016 - $19 million related to the 6% Debentures).
Fairfax, a related party under U.S. GAAP, owned $500 million principal amount of the 6% Debentures and also purchased $500 million principal amount of the 3.75% Debentures. As such, the payment of interest on the 3.75% Debentures represent a related-party transaction. Fairfax receives interest at the same rate as other Debenture holders.
6% Convertible Debentures
In fiscal 2014, the Company issued $1.25 billion of 6% Debentures. The terms of the 6% Debentures were substantially similar to those of the 3.75% Debentures, except for an interest rate of 6%, and the Company had an option to redeem the 6% Debentures after November 13, 2016 at specified redemption prices in specified periods.
On August 4, 2016, the Company announced that the Toronto Stock Exchange had accepted notice of the Company’s normal course issuer bid to purchase up to $125 million principal amount of the outstanding 6% Debentures, representing 10% of the outstanding 6% Debentures as at July 31, 2016. During the second quarter of fiscal 2017, the Company repurchased and canceled approximately $5.0 million principal amount of 6% Debentures for approximately $5.3 million.
On August 26, 2016, the Company announced that, with the approval of the holders of the 6% Debentures, the indenture governing the 6% Debentures had been amended to permit optional redemption by the Company prior to November 13, 2016, the first date the Company would have otherwise been able to redeem the 6% Debentures. The Company announced that it would redeem the 6% Debentures for a redemption amount of approximately $1.33 billion (the “Redemption Amount”, which included approximately $19 million in accrued interest), which would settle all outstanding obligations of the Company in respect of the 6% Debentures. The redemption was completed on September 2, 2016. As the Company accounted for the 6% Debentures at fair value, the impact to the consolidated statements of operations of the redemption was recorded in the second quarter of fiscal 2017, as the Redemption Amount represented the fair value of the 6% Debentures at August 31, 2016.

9.	CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the three months ended May 31, 2017:

	Capital Stock and Additional Paid-in Capital
	Stock Outstanding (000’s)	Amount
Common shares outstanding as at February 28, 2017	530,497	$2,512
Stock-based compensation	—	13
Exercise of stock options	135	1
Common shares issued for restricted share units (“RSUs”) settlements	588	—
Common shares issued for employee share purchase plan	256	2
Common shares outstanding as at May 31, 2017	531,476	$2,528
The Company had 531 million common shares, 1 million options to purchase common shares, 20 million RSUs and 0.6 million deferred share units outstanding as at June 20, 2017. In addition, 60.5 million common shares are issuable upon conversion in full of the 3.75% Debentures as described in Note 8.

12

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

10.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended
	May 31, 2017	May 31, 2016
Net income (loss) for basic earnings (loss) per share available to common shareholders	$671	$(670)
Less: Debentures fair value adjustment (1)	—	—
Add: Interest expense on Debentures (1)	—	—
Net income (loss) for diluted earnings (loss) per share available to common shareholders	$671	$(670)

Weighted average number of shares outstanding (000’s) - basic	531,096	521,905
Effect of dilutive securities (000’s) (2)(3)
Stock-based compensation (2)(3)	12,981	—
Conversion of Debentures (1)	—	—
Weighted average number of shares and assumed conversions (000’s) - diluted	544,077	521,905
Earnings (loss) per share - reported
Basic	$1.26	$(1.28)
Diluted	$1.23	$(1.28)
______________________________
(1) The Company has not presented the dilutive effect of the Debentures using the if-converted method in the calculation of earnings (loss) per share for the three months ended May 31, 2017 and May 31, 2016 as to do so would be antidilutive. See Note 8 for details on the Debentures.
(2) The Company has presented the dilutive effect of in-the-money options and RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of earnings (loss) per share for the three months ended May 31, 2017. As at May 31, 2017, there were 618,760 options and 21,246,781 RSUs outstanding that were in-the-money and may have a dilutive effect on earnings (loss) per share in future periods.
(3) The Company has not presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of earnings (loss) per share for the three months ended May 31, 2016, as to do so would be antidilutive.

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The changes in AOCI by component, net of tax, for the three months ended May 31, 2017 were as follows:

	Foreign Currency Cumulative Translation Adjustment	Accumulated Net Unrealized Gains (Losses) on Cash Flow Hedges	Other Post-Employment Benefit Obligations	Accumulated Net Unrealized Gains (Losses) on Available-for-Sale Investments	Total
AOCI as at February 28, 2017	$(13)	$—	$—	$(4)	$(17)
Other comprehensive income (loss) before reclassifications	4	—	(1)	(3)	—
AOCI as at May 31, 2017	$(9)	$—	$(1)	$(7)	$(17)
During the three months ended May 31, 2017, nil in gains (pre-tax and post-tax) associated with cash flow hedges was reclassified from AOCI into selling, marketing and administration costs.

12.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility and letters of credit
The Company has $43 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See the discussion of restricted cash in Note 2.

13

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

(b)	Qualcomm arbitration award
On April 20, 2016, the Company and Qualcomm Incorporated (“Qualcomm”) entered into an agreement to arbitrate a dispute regarding whether Qualcomm’s agreement to cap certain royalties applied to payments made by the Company under a license between the parties. The binding arbitration hearing was held from February 27, 2017 to March 3, 2017 under the Judicial Arbitration and Mediation Services rules in San Diego, California. On April 11, 2017, the arbitration panel issued an interim decision, finding in favour of the Company. Subsequently, the Company reached an agreement with Qualcomm resolving all amounts payable in connection with the interim arbitration decision. Following a joint stipulation by the parties, the arbitration panel issued a final award on May 26, 2017 providing for the payment by Qualcomm to the Company of a total amount of $940 million including interest and attorneys’ fees, which was net of $22 million in certain royalties owed by the Company to Qualcomm for calendar 2016 and the first quarter of calendar 2017 previously recorded within accrued expenses on the consolidated balance sheets.
Approximately $815 million of the arbitration award represents the return of royalty overpayments. This amount was recorded as the Qualcomm arbitration award on the consolidated statements of operations in the first quarter of fiscal 2018. The Company also recorded on the consolidated statements of operations, recoveries of legal expenses of approximately $8 million included in selling, marketing and administration, and $139 million of interest income within investment income (loss), net, for a total gain associated with the award of $962 million.

(c)	Contingencies
Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended February 28, 2017, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “Litigation against the Company may result in adverse outcomes” and “The Company could be found to have infringed on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of May 31, 2017, with the exception as noted below relating to the Good Technology Corporation (“Good”) matter, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result; however, an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery has not been started or is incomplete; the facts that are in dispute are highly complex (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties have not engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of litigation.

14

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions in the U.S. and Canada alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. In respect of the putative U.S. class actions, four motions for the appointment of lead plaintiff were filed. On March 14, 2014, the Judge consolidated the proceedings in the U.S. District Court for the Southern District of New York. On May 27, 2014, the Consolidated Amended Class Action Complaint was filed. The Company filed a motion to dismiss the complaint. On March 13, 2015, the court issued an order granting the Company’s motion to dismiss. The plaintiffs filed a motion for reconsideration and for leave to file an amended complaint, which was denied by the court on November 13, 2015. The plaintiffs filed a notice of appeal on December 11, 2015. The U.S. Court of Appeals for the Second Circuit affirmed the District Court order dismissing the complaint, but vacated the order denying leave to amend and remanded to the District Court for further proceedings in connection with plaintiffs’ request for leave to amend. The plaintiffs filed their brief in support of their motion for leave to amend on November 17, 2016. The Company’s opposition was filed on December 19, 2016, and the plaintiffs filed their brief in support of the motion on January 3, 2017. In respect of the putative Ontario class action, the plaintiffs filed a motion for certification and leave to pursue statutory misrepresentation claims. On November 16, 2015, the Ontario Superior Court of Justice issued an order granting the plaintiffs’ motion for leave to file a statutory claim for misrepresentation. On December 2, 2015, the Company filed a notice of motion seeking leave to appeal this ruling. On January 22, 2016, the court postponed the hearing on the plaintiffs’ certification motion to an undetermined date after asking the Company to file a motion to dismiss the claims of the U.S. plaintiffs for forum non conveniens. Proceedings in both the U.S. and Ontario class actions are ongoing.
On October 12, 2015, a group of Good’s institutional investors filed a putative class action lawsuit on behalf of Good’s common shareholders against members of Good’s former board of directors (the “GTC Directors”) related to the Company’s acquisition of Good (the “GTC Lawsuit”). The plaintiffs allege that the GTC Directors breached their fiduciary duty by engaging in a self-interested transaction that benefited the preferred shareholders at the expense of the common shareholders. The plaintiffs are seeking monetary damages, as well as rescission of the merger agreement between Good and the Company. While neither Good nor the Company are parties to the GTC Lawsuit, Good has certain obligations to indemnify some of the defendants and is providing a defense. On October 29, 2015, Good filed a complaint alleging that the plaintiffs breached their contractual obligations under a voting agreement providing that, in the event of a sale transaction that was approved by both the GTC Directors and a majority of the Good preferred shareholders, the plaintiffs were required to vote their shares in favour of the transaction and refrain from exercising any appraisal or dissenter rights. Good alleges that the filing of the GTC Lawsuit was a breach of the voting agreement. On December 31, 2015, several Good shareholders filed a petition seeking appraisal against Good. On August 25, 2016, the Court granted the plaintiff’s motion for leave to file an amended complaint in the GTC Lawsuit naming additional defendants, including JP Morgan Chase and various venture capital firms whose designees were Good directors (the “Fund Defendants”). Good and the Company are not named in the amended complaint. On May 23, 2017, plaintiffs reached a tentative settlement with the GTC Directors and Fund Defendants of the GTC Lawsuit. On May 31, 2017, the plaintiffs and JP Morgan Chase reached a tentative settlement of the GTC Lawsuit. Proceedings are stayed pending court approval of all tentative settlements. During the first quarter of fiscal 2018, the Company accrued $10 million for legal costs related to litigation arising out of its acquisition of Good.
On April 28, 2016, one of the Company’s licensors filed a Request for Arbitration with the International Chamber of Commerce International Court of Arbitration. The dispute relates to whether certain payments allegedly due under a patent agreement between the parties are in fact owed under the terms of the agreement. The Company filed its response on July 5, 2016. The Company filed a motion to dismiss on February 16, 2017 and a hearing on that motion was held on March 30, 2017. An arbitration hearing was held May 8-9, 2017 in New York. Proceedings are ongoing.

15

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

(d)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources; however, certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. The Company has also entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to risks of supply shortages and intellectual property litigation risk.

(e)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.
The Company has entered into indemnification agreements with its current and former directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its current and former directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its current and former directors and executive officers to reduce its exposure to certain indemnity obligations. The Company has not encountered material costs as a result of such indemnifications in the current period. See the Company’s Management Information Circular for fiscal 2017 for additional information regarding the Company’s indemnification agreements with its current and former directors and executive officers.

13.	SEGMENT DISCLOSURES
The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the CODM for making decisions and assessing performance as a source of the Company’s reportable operating segments. In the first quarter of fiscal 2018, the Company made adjustments to its reporting structure in line with its business shift towards focusing on software and services that secure, manage and connect the Enterprise of Things, the transition of its hardware strategy from an outsourced handset manufacturing model to a licensing model, and the continued reduction in its SAF. As a result, the CODM, who is the Chief Executive Officer of the Company, now reviews financial information, makes decisions and assesses the performance of the Company as a single operating segment.
Revenue, classified by major geographic regions in which the Company’s customers are located, was as follows:

	Three Months Ended
	May 31, 2017		May 31, 2016
North America
Canada	$15	6.4%	$22	5.5%
United States	112	47.7%	155	38.8%
	127	54.1%	177	44.3%
Europe, Middle East and Africa	70	29.8%	166	41.4%
Latin America	4	1.7%	10	2.5%
Asia Pacific	34	14.5%	47	11.8%
Total	$235	100.0%	$400	100.0%

16

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Total revenues, classified by product and service type were as follows:

	Three Months Ended
	May 31, 2017	May 31, 2016
Enterprise software and services	$92	$82
BlackBerry Technology Solutions	36	35
Licensing, IP and other	32	25
Handheld devices	37	152
SAF	38	106
Total	$235	$400
Enterprise software and services includes revenues from the Company’s security, productivity, collaboration and end-point management solutions through the BlackBerry Secure platform, which includes BlackBerry Unified Endpoint Manager (UEM), BlackBerry Workspaces and BBM Protected, among other products and applications, as well as revenues from the sale of the Company’s AtHoc Alert secure networked crisis communications solution, its SecuSmart SecuSUITE secure voice and text solution, and professional services from BlackBerry Cybersecurity Solutions.
BlackBerry Technology Solutions includes revenues from the Company’s QNX CAR Platform and Neutrino Operating System, as well as revenues from the Company’s BlackBerry Radar asset tracking solution, Paratek antenna tuning technology, and Certicom cryptography and key management products.
Licensing, IP and other includes revenues from the Company’s mobility licensing software arrangements, including revenue from licensed hardware sales, the Company’s Intellectual Property and Licensing business, and from its BBM Consumer licensing arrangement.
Handheld devices includes revenues from the sale of the DTEK60 and all prior BlackBerry smartphone models to carriers and distributors, accessories and repair services of handheld devices.
SAF includes revenues associated with the Company’s legacy SAF business, relating to subscribers utilizing the Company’s legacy BlackBerry 7 and prior operating systems, as well as revenues relating to unspecified future software upgrade rights for devices sold by the Company.
Property, plant and equipment and intangible assets and goodwill, classified by geographic regions in which the Company’s assets are located, were as follows:

	As at
	May 31, 2017		February 28, 2017
	Property, Plant and Equipment, Intangible Assets and Goodwill	Total Assets	Property, Plant and Equipment, Intangible Assets and Goodwill	Total Assets
Canada	$295	$622	$312	$493
United States	854	3,149	871	2,490
United Kingdom	20	99	21	112
Other	44	149	48	168
	$1,213	$4,019	$1,252	$3,263

17

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 31, 2017
June 23, 2017
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three months ended May 31, 2017, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A for the fiscal year ended February 28, 2017 (the “Annual MD&A”). The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three months ended May 31, 2017 and up to and including June 23, 2017.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 28, 2017 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2017 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives;

•	the Company’s expectations regarding anticipated demand for, and the timing of, product and service offerings;

•	the Company’s expectations regarding its free cash flow, adjusted net income and adjusted earnings before interest, income taxes, depreciation and amortization (“EBITDA”) for fiscal 2018;

•	the Company’s expectations regarding the generation of software and services revenues;

•	the Company’s expectations regarding the growth in enterprise software and services, BTS, and licensing, IP and other adjusted revenues;

•	the Company’s anticipated level of decline in service access fees revenue in the second quarter of fiscal 2018;

•	the Company’s expectations regarding non-GAAP consolidated gross margin in fiscal 2018;

•	the Company’s expectations regarding operating expenses in the second quarter of fiscal 2018;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources;
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Business Overview”, “Business Overview - Strategy, Products and Services”, First Quarter Fiscal 2018 Summary Results of Operations - Financial Highlights - Free Cash Flow”, “Results of Operations – Three months ended May 31, 2017 compared to three months ended May 31, 2016 - Revenue - Consolidated Revenue”, “Results of Operations – Three months ended May 31, 2017 compared to three months ended May 31, 2016 - Revenue - Revenue by Product and Service – Service Access Fees”, “Results of Operations – Three months ended May 31, 2017 compared to three months ended May 31, 2016 – Consolidated Gross Margin”, “Results of Operations – Three months ended May 31, 2017 compared to three months ended May 31, 2016 – Operating Expenses”, “Results of Operations – Three months ended May 31, 2017 compared to three months ended May 31, 2016 – Net Income (Loss)”, and “Financial Condition – Debenture Financing and Other Funding Sources”. Forward-looking

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the AIF, which is included in the Annual Report, and the following:

•	the Company’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance;

•
the Company’s ability to maintain or expand its customer base for its software and services offerings to grow revenue, achieve sustained profitability or offset the decline in the Company’s service access fees;

•	the intense competition faced by the Company;

•	risks related to the Company’s ability to attract new personnel, retain existing key personnel and manage its staffing effectively;

•	the Company’s dependence on its relationships with resellers and distributors;

•	the occurrence or perception of a breach of the Company’s security measures, or an inappropriate disclosure of confidential or personal information;

•	the risk that sales to large enterprise customers and to customers in highly regulated industries and governmental entities can be highly competitive and require compliance with stringent regulation;

•	risks related to the Company’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties;

•	the Company’s ability to successfully generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers;

•	the risk that network disruptions or other business interruptions could have a material adverse effect on the Company’s business and harm its reputation; and

•	risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect the Company’s results of operations.
All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the industries in which the Company operates. See “Business Overview - Strategy, Products and Services” in this MD&A, as well as the “Narrative Description of the Business - Strategy” section in the AIF, which is included in the Annual Report.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
The Company is a mobile-native security software and services company dedicated to securing, managing and connecting the Enterprise of Things. Based in Waterloo, Ontario, the Company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company’s common shares trade under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ.
As a result of an internal reporting reorganization and a change in the way in which the Chief Operating Decision Maker (“CODM”), which for the Company is the Chief Executive Officer (“CEO”), reviews financial information, makes decisions and assesses the performance of the Company in the first quarter of fiscal 2018, the Company is now organized and managed as one operating segment. See Note 13 to the Consolidated Financial Statements for further information.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s business includes revenues and operations relating to multiple software and service offerings and products, including:

•
Enterprise software and services, which provides mobile-first security, productivity, collaboration and end-point management solutions for the Enterprise of Things through the BlackBerry Secure platform, which integrates BlackBerry Unified Endpoint Manager (“UEM”, formerly BES12), BlackBerry Dynamics (formerly Good Dynamics) and BlackBerry Workspaces (formerly WatchDox), among other products and applications;

•	BlackBerry Technology Solutions, which includes BlackBerry QNX, Certicom, Paratek, BlackBerry Radar and Intellectual Property and Licensing (the Company’s technology licensing business);

•	AtHoc, which provides secure, networked crisis communications solutions;

•	SecuSmart, which provides secure voice and text messaging solutions with advanced encryption and anti-eavesdropping capabilities;

•	Licensing and services related to BlackBerry Messenger (BBM); and

•	Professional Cybersecurity Services, which offers cybersecurity consulting services and tools.
The Company is also engaged in the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded handsets. The Company intends to expand its security software and brand licensing program, under which the BlackBerry KEYone and BlackBerry Aurora smartphones have been released to date, to include a broader set of devices and non-smartphone endpoints. In addition, the Company also continues to develop software updates for its legacy BlackBerry 10 platform, and delivers BlackBerry productivity applications to Android smartphone users via the Google Play store. The Company’s product line includes the DTEK60, DTEK50, Priv, Leap and Passport smartphones and smartphone accessories, as well as non-warranty repair services.
The Company’s business also generates service access fees (“SAF”) charged to subscribers using the Company’s legacy BlackBerry 7 and prior BlackBerry operating systems, and an allocation of revenue relating to service obligations and unspecified future software upgrades associated with BlackBerry 10 devices.
BlackBerry products and services are widely recognized for productivity and security, and the Company believes that it delivers the most secure end-to-end mobile enterprise solutions in the market.  With these core strengths, the Company’s broad portfolio of products and services is focused on serving enterprise customers, particularly in regulated industries.
The Company has experienced a significant decline in revenue due to intense competition and other factors, as discussed below under “Results of Operations – Three months ended May 31, 2017 compared to the three months ended May 31, 2016 – Revenue”.
Strategy, Products and Services
The Company has been executing a strategy to leverage its strengths in mobility management and security to focus its business on software and services that secure, manage and connect the Enterprise of Things. The Company defines the Enterprise of Things as the network of devices, computers, sensors, equipment and other connected endpoints within the enterprise that communicate with each other to enable smart product development, distribution, marketing and sales. The Company leverages many elements of its extensive technology portfolio to extend best-in-class security and reliability to its solutions for the Enterprise of Things, including unified endpoint management, embedded systems, crisis communications, enterprise applications, and related services, with hosting available on the Company’s global, scalable, secure network.
The Company intends to continue to increase and enhance its product and service offerings through strategic acquisitions and targeted growth in internal investments. The Company’s goal is to maintain its market leadership in the enterprise mobility segment by continuing to extend the functionality of the BlackBerry Secure platform and, on top of this extensive foundation, deliver unified endpoint management solutions focused on strategic industry verticals. See the “Narrative Description of the Business - Strategy” section in the AIF, which is included in the Annual Report.
The Company’s core software and services offering is the BlackBerry Secure platform, which integrates BlackBerry UEM and BlackBerry Dynamics and supports BlackBerry 10 and legacy BlackBerry devices, iOS, Android and Windows Phone® devices, the QNX CAR Platform and Neutrino Operating System, AtHoc Alert, AtHoc Account, SecuSUITE, and BlackBerry Workspaces. The Company also licenses its secure handset software and its intellectual property assets and intends to increase recurring revenue from these programs. The Company continues to sell DTEK60, DTEK50, Priv, Leap and Passport smartphones, and as at the end of the first quarter of fiscal 2018, the Company had a smartphone user base of approximately 11 million users.

In the second half of fiscal 2018, the Company expects to launch Radar-L, a cost-optimized version of its BlackBerry Radar asset tracking solution, and a vehicle management portal for automotive cybersecurity.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments
The Company continues to execute on its strategy in fiscal 2018 and announced the following achievements:

•
Reached an agreement with Qualcomm Incorporated resolving all amounts payable in connection with its outstanding arbitration. Following a joint stipulation by the parties, the Company received payment from Qualcomm of $940 million including interest and attorneys' fees, net of certain royalties due from the Company to Qualcomm for calendar 2016 and the first quarter of calendar 2017;

•	Partnered with TCL Communication (“TCL”) and BB Merah Putih to introduce the BlackBerry-branded KEYone and Aurora smartphones, offering the most secure Android smartphone experience;

•
Launched QNX Hypervisor 2.0, a real-time Type 1 hypervisor solution that enables automotive platform developers to partition and isolate safety-critical environments from non-safety critical environments;

•
Expanded its distribution channels through a new initiative with Allied World Assurance Company Holdings, AG, whereby Allied World will provide its cyber policyholders with direct access to BlackBerry's cybersecurity expertise through the BlackBerry SHIELD online self-assessment tool that will identify areas of weakness, after which BlackBerry will work to improve the policyholders’ security posture by providing its cybersecurity products and services;

•
Launched AtHoc Account, a FedRAMP-authorized solution that automates personnel accountability and crisis communication processes by providing safety and availability status updates of people before, during and after a critical event;

•
Announced a partnership with VoxSmart to support compliance with the European Union's Markets in Financial Instruments Directive by providing financial services firms with the ability to capture, record, store and analyze mobile voice, text and third-party instant messaging applications;

•	Named as a Leader by Gartner, Inc. in its “Magic Quadrant for Enterprise Mobility Management Suites”; and

•	Announced that FedEx has chosen BlackBerry Radar for its Custom Critical service in North America.
Segment Reporting
The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the CODM for making decisions and assessing performance as a source of the Company’s reportable operating segments. In the first quarter of fiscal 2018, the Company made adjustments to its reporting structure in line with its business shift towards focusing on software and services that secure, manage and connect the Enterprise of Things, the transition of its hardware strategy from an outsourced handset manufacturing model to a licensing model, and the continued reduction in its SAF. As a result, the CODM now reviews discrete financial information, makes decisions and assesses the performance of the Company as a single operating segment.
Qualcomm Arbitration Award
On April 20, 2016, the Company and Qualcomm Incorporated (“Qualcomm”) entered into an agreement to arbitrate a dispute regarding whether Qualcomm’s agreement to cap certain royalties applied to payments made by the Company under a license between the parties. The binding arbitration hearing was held from February 27, 2017 to March 3, 2017 under the Judicial Arbitration and Mediation Services rules in San Diego, California. On April 11, 2017, the arbitration panel issued an interim decision, finding in favour of the Company. Subsequently, the Company reached an agreement with Qualcomm resolving all amounts payable in connection with the interim arbitration decision. Following a joint stipulation by the parties, the arbitration panel issued a final award on May 26, 2017 providing for the payment by Qualcomm to the Company of a total amount of $940 million including interest and attorneys’ fees, which was net of $22 million in certain royalties owed by the Company to Qualcomm for calendar 2016 and the first quarter of calendar 2017 previously recorded within accrued expenses on the consolidated balance sheets.
Approximately $815 million of the arbitration award represents the return of royalty overpayments. This amount was recorded as the Qualcomm arbitration award on the consolidated statements of operations in the first quarter of fiscal 2018. The Company also recorded on the consolidated statements of operations, recoveries of legal expenses of approximately $8 million included in selling, marketing and administration, and $139 million of interest income within investment income (loss), net, for a total gain associated with the award of $962 million.
Normal Course Issuer Bid
On June 23, 2017 the Company announced that it received acceptance from the Toronto Stock Exchange (the “TSX”) with respect to a normal course issuer bid to purchase for cancellation up to 31,000,000 BlackBerry common shares, representing approximately 6.4% of the outstanding public float as at May 31, 2017. The share repurchase program would remain in place until June 26, 2018, or such earlier time as the purchases are completed or the program is terminated by the Company.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company may purchase the common shares over the NASDAQ Global Select Market, the TSX or other markets.  The price the Company will pay for any shares under the share repurchase program will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934 and the TSX’s normal course issuer bid rules, which contain restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of the Company’s common shares on the applicable exchange.
The actual number of shares to be purchased and the timing and pricing of any purchases under the share repurchase program will depend on future market conditions and upon potential alternative uses for cash resources.  There is no assurance that any shares will be purchased under the share repurchase program and the Company may elect to modify, suspend or discontinue the program at any time without prior notice.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On June 23, 2017, the Company announced financial results for the three months ended May 31, 2017, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted income (loss) before income taxes, adjusted net income (loss) and adjusted income (loss) per share. The Company has included non-GAAP adjustments and has applied those adjustments to comparative periods. The Company believes this is appropriate due to its increased emphasis on software and its acquisitions of software firms with recurring revenue streams.
For the three months ended May 31, 2017, these measures were adjusted for the following (collectively, the “Q1 Fiscal 2018 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

•	recovery of the overpayment of royalties from the Qualcomm arbitration award of $815 million;

•	interest income related to the overpayment of the above royalties of $139 million;

•
the Q1 Fiscal 2018 Debentures Fair Value Adjustment (as defined below under “First Quarter Fiscal 2018 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $218 million;

•	RAP charges consisting of amounts associated with employee termination benefits, facilities, and certain other costs of approximately $17 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $9 million;

•	stock compensation expense of approximately $13 million;

•	amortization of intangible assets acquired through business combinations of approximately $25 million; and

•	business acquisition and integration costs incurred through business combinations of approximately $11 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted income (loss) before income taxes, adjusted net income (loss), adjusted income (loss) per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation from the most directly comparable U.S. GAAP measures to these non-GAAP financial measures for the three months ended May 31, 2017 was included in the Company’s press release dated June 23, 2017, and is reflected in the table below:

Q1 Fiscal 2018 Non-GAAP Adjustments		For the Three Months Ended May 31, 2017 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$235	$150	63.8%	$672	$671	$1.26
Debentures fair value adjustment (1)	Debentures fair value adjustment	—	—	—%	218	218
RAP charges (2)	Cost of sales	—	3	1.3%	3	3
RAP charges (2)	Research and development	—	—	—%	3	3
RAP charges (2)	Selling, marketing and administration	—	—	—%	11	11
Software deferred revenue acquired (3)	Revenue	9	9	1.3%	9	9
Stock compensation expense	Cost of sales	—	1	0.4%	1	1
Stock compensation expense	Research and development	—	—	—%	4	4
Stock compensation expense	Selling, marketing and administration	—	—	—%	8	8
Acquired intangibles amortization	Amortization	—	—	—%	25	25
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	11	11
Qualcomm arbitration award (4)	Qualcomm arbitration award	—	—	—%	(815)	(815)
Qualcomm arbitration award (4)	Investment income	—	—	—%	(139)	(139)
Adjusted		$244	$163	66.8%	$11	$10	$0.02

(1)	See “First Quarter Fiscal 2018 Summary Results of Operations – Financial Highlights - Debentures Fair Value Adjustment”.

(2)	See “First Quarter Fiscal 2018 Summary Results of Operations – Financial Highlights - RAP”.

(3)	Included in enterprise software and services revenue.

(4)	See “Business Overview - Qualcomm Arbitration Award”

Similarly, on June 23, 2016, the Company announced financial results for the three months ended May 31, 2016, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, gross margin percentage, adjusted EBITDA, adjusted loss before income taxes, adjusted net loss and adjusted loss per share.

For the three months ended May 31, 2016, these measures were adjusted for the following (collectively, the “Q1 Fiscal 2017 Non-GAAP Adjustments”) (all items pre-tax and after tax):

•	a long-lived asset impairment charge (the “LLA Impairment Charge”), recognized when the carrying value exceeds the fair value of an asset group of $501 million;

•	an impairment charge associated with the fair value of goodwill (the “Goodwill Impairment Charge”), recognized when the carrying amount of a reporting unit exceeds its fair value of $57 million;

•	the write-down of inventory in the amount of $41 million relating to certain BlackBerry 10 hardware;

•	a fair value adjustment associated with the Company’s previously issued $1.25 billion 6% convertible debentures (the “6% Debentures”) of approximately $24 million;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	RAP charges of approximately $25 million;

•	Cost Optimization and Resource Efficiency (“CORE”) program recoveries of approximately $2 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $24 million;

•	stock compensation expense of approximately $12 million;

•	amortization of intangible assets acquired through business combinations of approximately $28 million; and

•	business acquisition and integration costs incurred through business combinations of approximately $7 million.
A reconciliation from the most directly comparable U.S. GAAP measures to these non-GAAP financial measures for the three months ended May 31, 2016 was included in the Company’s press release, dated June 23, 2016, and is reflected in the table below.

Q1 Fiscal 2017 Non-GAAP Adjustments		For the Three Months Ended May 31, 2016 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$400	$154	38.5%	$(670)	$(670)	$(1.28)
LLA Impairment Charge	Impairment of long-lived assets	—	—	—%	501	501
Goodwill Impairment Charge	Impairment of goodwill	—	—	—%	57	57
Inventory write-down	Cost of sales	—	41	10.3%	41	41
Debentures fair value adjustment	Debentures fair value adjustment	—	—	—%	(24)	(24)
RAP charges	Cost of sales	—	7	1.7%	7	7
RAP charges	Research and development	—	—	—%	2	2
RAP charges	Selling, marketing and administration	—	—	—%	16	16
CORE program recovery	Selling, marketing and administration	—	—	—%	(2)	(2)
Software deferred revenue acquired (1)	Revenue	24	24	2.8%	24	24
Stock compensation expense	Research and development	—	—	—%	4	4
Stock compensation expense	Selling, marketing and administration	—	—	—%	8	8
Acquired intangibles amortization	Amortization	—	—	—%	28	28
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	7	7
Adjusted		$424	$226	53.3%	$(1)	$(1)	$0.00

(1)	included in enterprise software and services revenue

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company also reported adjusted EBITDA, as presented in the table below, for the three months ended May 31, 2017 and the three months ended May 31, 2016 of $40 million and $58 million, respectively. This is a non-GAAP financial measure that does not have any standardized meaning as prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

	For the Three Months Ended (in millions)
	May 31, 2017	May 31, 2016
Operating income (loss)	$536	$(655)
Non-GAAP adjustments to operating income (loss)
LLA Impairment Charge	—	501
Goodwill Impairment Charge	—	57
Inventory write-down	—	41
Debentures fair value adjustment	218	(24)
RAP charges	17	25
CORE program recoveries	—	(2)
Software deferred revenue acquired	9	24
Stock compensation expense	13	12
Acquired intangibles amortization	25	28
Business acquisition and integration costs	11	7
Qualcomm arbitration award	(815)	—
Total non-GAAP adjustments to operating loss	(522)	669
Non-GAAP operating income	14	14
Amortization	51	72
Acquired intangibles amortization	(25)	(28)
Adjusted EBITDA	$40	$58

Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s accounting policies or critical accounting estimates from those described under “Accounting Policies and Critical Accounting Estimates” in the Annual MD&A, with the exception of those noted below.
In October 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-16 on the topic of income taxes. The amendments in this update improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted, and the Company chose to early adopt this guidance in the first quarter of fiscal 2018. As a result of the adoption of ASU 2016-16, the Company recognized approximately $6 million in tax expense on past intra-entity transfers that had previously been deferred, through a cumulative adjustment to retained earnings.
Recently Issued Accounting Pronouncements
In May 2014, the FASB issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2016. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures. The Company plans to adopt the new revenue recognition standard utilizing the modified retrospective approach. The Company expects that upon adoption of this standard, certain revenues which would otherwise have been recognized in future periods will instead be recognized in a cumulative adjustment to retained earnings. The Company also expects that upon adoption of this standard, certain revenues will be recognized earlier than they would be under the current standard.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

In May 2017, the FASB issued a new accounting standard on the topic of stock compensation. The amendments in this update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and does not expect the impact to have a material effect on its results of operations, financial position and disclosures.

First Quarter Fiscal 2018 Summary Results of Operations
The following table sets forth certain unaudited consolidated statements of operations data as at May 31, 2017 and May 31, 2016 under U.S. GAAP.

	For the Three Months Ended (in millions, except for share and per share amounts)
	May 31, 2017		May 31, 2016		Change
Revenue (1)(2)	$235	100.0%	$400	100.0%	$(165)
Gross margin (1)(2)	150	63.8%	154	38.5%	(4)
Operating expenses (1)(2)	(386)	(164.3%)	809	202.3%	(1,195)
Income (loss) before income taxes	672	286.0%	(670)	(167.5%)	1,342
Provision for (recovery of) income taxes	1	0.4%	—	—%	1
Net income (loss)	$671	285.5%	$(670)	(167.5%)	$1,341

Earnings (loss) per share - reported
Basic	$1.26		$(1.28)		$2.54
Diluted (3)	$1.23		$(1.28)		$2.51

Weighted-average number of shares outstanding (000’s)
Basic	531,096		521,905
Diluted(3)	544,077		521,905

(1)
See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2018 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in the first quarter of fiscal 2018.

(2)
See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2017 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in the first quarter of fiscal 2017.

(3)
Diluted loss per share on a U.S. GAAP basis for the first quarter of fiscal 2018 and fiscal 2017 do not include the dilutive effect of the 3.75% Debentures (as defined below in “Financial Highlights”) and 6% Debentures as they would be anti-dilutive. See Note 10 to the Consolidated Financial Statements for the Company’s calculation of diluted loss per share.

Financial Highlights
The Company had approximately $2.55 billion in cash, cash equivalents and investments as of May 31, 2017.
In the first quarter of fiscal 2018, the Company recognized revenues of $235 million and net income of $671 million, or $1.26 basic and $1.23 diluted loss per share on a U.S. GAAP basis. As further discussed below, net income reflects recoveries associated with the Qualcomm arbitration award of $954 million, a charge associated with the change in the fair value of its $605 million principal value of debentures bearing 3.75% interest (the “3.75% Debentures”) of $218 million, restructuring charges of $17 million related to the RAP, software deferred revenue acquired of $9 million, stock compensation expense of $13 million, acquired intangibles amortization of $25 million, and business acquisition and integration costs of $11 million in the first quarter of fiscal 2018. See also “Non-GAAP Financial Measures” and “Financial Condition – Debenture Financing and Other Funding Sources” in this MD&A.
Free Cash Flow
Free cash flow is a measure of financial performance calculated as operating cash flow minus capital expenditures. Free cash flow does not have any standardized meaning as prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. For the three months ended May 31, 2017, the Company reported usage of free cash of $72 million, which consisted of net cash provided in operating activities of $863 million minus capital expenditures of $3 million, minus $932 million associated with the $940 million Qualcomm arbitration award, net of $8 million of legal expense reimbursement. The Company anticipates generating positive free cash flow for the 2018 fiscal year.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the 3.75% Debentures; therefore, periodic revaluation has been and continues to be required under U.S. GAAP. The fair value adjustment does not impact the terms of the 3.75% Debentures such as the face value, the redemption features or the conversion price. In the first quarter of fiscal 2018, the Company recorded a charge associated with the change in the fair value of the 3.75% Debentures of approximately $218 million (pre-tax and after tax) (the “Q1 Fiscal 2018 Debentures Fair Value Adjustment”).
RAP
During the first quarter of fiscal 2016, the Company commenced the RAP with the objectives of (i) reallocating resources to capitalize on growth opportunities, (ii) providing the operational ability to better leverage contract research and development services relating to its handheld devices, and (iii) reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed. During the three months ended May 31, 2017, the Company incurred approximately $17 million in total pre-tax charges related to this program for employee termination benefits and facilities costs.
Results of Operations - Three months ended May 31, 2017 compared to three months ended May 31, 2016
Consolidated Revenue
Consolidated revenue decreased by $165 million to approximately $235 million in the first quarter of fiscal 2018 from $400 million in the first quarter of fiscal 2017. The decrease was primarily due to a decrease of $115 million in handheld devices revenue to $37 million from $152 million and a decrease of $68 million in SAF revenues to $38 million from $106 million, net of increases in enterprise software and services, BTS, and licensing, IP and other revenues. See “Results of Operations - Three months ended May 31, 2017 compared to three months ended May 31, 2016 - Revenue - Revenue by Product and Service” below.
The decrease in handheld devices revenues of $115 million was primarily attributable to decreased demand, the Company’s aging product portfolio, and the Company’s transition from an outsourced handset manufacturing model to the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded handsets.
The decrease in SAF of $68 million, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users, lower revenue from those users and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, compared to the first quarter of fiscal 2017.
The Company’s total software, licensing and services revenue, excluding IP and professional services, was approximately 79% recurring (subscription based) in the first quarter of fiscal 2018.
The Company expects enterprise software and services, BTS, and licensing, IP and other revenues to grow by 10% to 15% on a non-GAAP basis in fiscal 2018, with growth principally in the second half of fiscal 2018.
The Company’s enterprise software and services billings grew in the first quarter of fiscal 2018 compared to the first quarter of fiscal 2017.
Consolidated Gross Margin
Consolidated gross margin decreased by $4 million to approximately $150 million in the first quarter of fiscal 2018 from $154 million in the first quarter of fiscal 2017. The decrease was primarily due to the decline in gross margin associated with service access fees, partially offset by an increase in gross margin from handheld devices and licensing, IP and other.
The decrease in gross margin associated with service access fees was primarily attributable to the decline in SAF revenues discussed above in “Consolidated Revenue”, as cost of goods sold associated with SAF were consistent in the first quarter of fiscal 2018 and the first quarter of fiscal 2017. The increase in gross margin associated with handheld devices is primarily attributable to the inventory write-down charge in the first quarter of fiscal 2017 of $41 million not recurring in the first quarter of fiscal 2018 (see “Non-GAAP Financial Measures” above). The increase in gross margin from licensing, IP and other is due to the Company’s secure mobile device licensing arrangements.
The Company expects non-GAAP gross margins of approximately 70% for fiscal 2018.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue
Revenue by Geography
Comparative breakdowns of the geographic regions on a U.S. GAAP basis are set forth in the following table:

	For the Three Months Ended (in millions)
	May 31, 2017		May 31, 2016		Change
Revenue by Geography
North America	$127	54.1%	$177	44.3%	$(50)	(28.2)%
Europe, Middle East and Africa	70	29.8%	166	41.4%	(96)	(57.8)%
Latin America	4	1.7%	10	2.5%	(6)	(60.0)%
Asia Pacific	34	14.5%	47	11.8%	(13)	(27.7)%
	$235	100.0%	$400	100.0%	$(165)	(41.3)%
North America Revenues
Revenues in North America were $127 million, or 54.1% of revenue, in the first quarter of fiscal 2018, reflecting a decrease of $50 million compared to $177 million, or 44.3% of revenue, in the first quarter of fiscal 2017. Sales in the United States represented approximately 47.7% of total revenue in the first quarter of fiscal 2018, compared to 38.8% of total revenue in the first quarter of fiscal 2017 and sales in Canada represented approximately 6.4% of revenue in the first quarter of fiscal 2018, compared to 5.5% of revenue in the first quarter of fiscal 2017.
Revenues in North America decreased compared to the first quarter of fiscal 2017 primarily from a decrease in handheld devices due to the reasons discussed above in “Consolidated Revenue” and a decrease in SAF revenues due to the reasons discussed above in “Consolidated Revenue”, partially offset by growth in enterprise software and services from the renewal of customers whose revenue was written down to fair value as part of the purchase accounting for the acquisition of Good Technologies.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $70 million or 29.8% of revenue in the first quarter of fiscal 2018, reflecting a decrease of $96 million compared to $166 million or 41.4% of revenue in the first quarter of fiscal 2017. The decrease in revenues is primarily due to a decrease in handheld device revenues and SAF revenues due to the reasons discussed above in “Consolidated Revenue”, partially offset by growth in enterprise software and services revenue due to the reasons discussed above in “North America Revenues”.
Latin America Revenues
Revenues in Latin America were $4 million or 1.7% of revenue in the first quarter of fiscal 2018, reflecting a decrease of $6 million compared to $10 million or 2.5% of revenue in the first quarter of fiscal 2017. The decrease in revenues is primarily due to a reduction in SAF revenues due to the reasons discussed above in “Consolidated Revenue”.
Asia Pacific Revenues
Revenues in Asia Pacific were $34 million or 14.5% of revenue in the first quarter of fiscal 2018, reflecting a decrease of $13 million compared to $47 million or 11.8% of revenue in the first quarter of fiscal 2017. The decrease in revenue is due to a reduction in SAF revenues due to the reasons discussed above in “Consolidated Revenue”, partially offset by increases in licensing, IP and other due to the Company’s secure device licensing arrangements.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue by Product and Service
Comparative breakdowns of revenues by product and service on a non-GAAP basis are set forth below.

	For the Three Months Ended (in millions)
	May 31, 2017		May 31, 2016		Change
Revenue by Product and Service
Enterprise software and services (1)	$101	41.4%	$106	25.0%	$(5)	(4.7)%
BTS	36	14.8%	$35	8.3%	1	2.9%
Licensing, IP and other	32	13.1%	25	5.9%	7	28.0%
Handheld devices	37	15.2%	152	35.8%	(115)	(75.7)%
SAF	38	15.5%	106	25.0%	(68)	(64.2)%
	$244	100.0%	$424	100.0%	$(180)	(42.5)%

(1)	See “Non-GAAP Financial Measures” for the relevant Q1 Fiscal 2018 Non-GAAP Adjustments made to enterprise software and services revenue
Enterprise Software and Services
Enterprise software and services revenue includes revenues from the Company’s security, productivity, collaboration and end-point management solutions through the BlackBerry Secure platform, which includes BlackBerry UEM, BlackBerry Workspaces and BBM Protected, among other products and applications, as well as revenues from the sale of the Company’s AtHoc Alert secure networked crisis communications solution, its SecuSmart SecuSUITE secure voice and text solution, and professional services from BlackBerry Cybersecurity Solutions.
Enterprise software and services revenue was $101 million, or 41.4% of revenue, in the first quarter of fiscal 2018, compared to $106 million, or 25.0% of revenue, in the first quarter of fiscal 2017, representing a decrease of $5 million, or 4.7%. The decrease in revenue was primarily attributable to a decrease of $15 million in the non-GAAP adjustment of deferred software revenue acquired to $9 million in the first quarter of fiscal 2018 versus $24 million in the first quarter of fiscal 2017, partially offset by increases in new business.
Excluding the deferred software revenue acquired adjustment, enterprise software and services was $92 million, or 39.1% of revenue in the first quarter of fiscal 2018, compared to $82 million, or 20.5% of revenue, in the first quarter of fiscal 2017, representing an increase of $10 million, or 12.2%.
BTS
BTS includes revenues from the Company’s QNX CAR Platform and Neutrino Operating System, as well as revenues from the Company’s BlackBerry Radar asset tracking solution, Paratek antenna tuning technology, and Certicom cryptography and key management products.
BTS revenue was consistent at $36 million, or 14.8% of revenue, in the first quarter of fiscal 2018, compared to $35 million, or 8.3% of revenue, in the first quarter of fiscal 2017, representing an increase of $1 million, or 2.9%.
Licensing, IP and Other
Licensing, IP and other includes revenues from the Company’s mobility licensing software arrangements, including revenue from licensed hardware sales, the Company’s Intellectual Property and Licensing business, and from its BBM Consumer licensing arrangement.
Licensing, IP and other was $32 million, or 13.1% of revenue, in the first quarter of fiscal 2018, compared to $25 million, or 5.9% of revenue, in the first quarter of fiscal 2017, representing an increase of $7 million, or 28.0%. The $7 million increase was due to the Company’s secure device licensing arrangements.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Handheld Devices
Handheld devices includes revenues from the sale of the DTEK60 and all prior BlackBerry smartphone models to carriers and distributors, accessories and repair services of handheld devices, and was $37 million, or 15.2% of revenue, in the first quarter of fiscal 2018, compared to $152 million, or 35.8% of revenue, in the first quarter of fiscal 2017, representing a decrease of $115 million, or 75.7%. The $115 million decrease in handheld devices revenue was primarily due to the reasons discussed above in “Consolidated Revenue”.
Service Access Fees
SAF revenue decreased by $68 million, or 64.2%, to $38 million, or 15.5% of revenue, in the first quarter of fiscal 2018, compared to $106 million, or 25.0% of revenue, in the first quarter of fiscal 2017. The decrease was due to the reasons discussed above in “Consolidated Revenue”.
In the fourth quarter of fiscal 2017, the Company stated its expectations that SAF revenue would decline by approximately 25% in the first quarter of fiscal 2018. SAF revenue for the first quarter of fiscal 2018 decreased by approximately 23% compared to the fourth quarter of fiscal 2017. The Company expects SAF segment revenue to decline by approximately 25% in the second quarter of fiscal 2018.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended May 31, 2017, compared to the quarter ended February 28, 2017 and the quarter ended May 31, 2016. The Company believes it is meaningful to also provide a comparison between the first quarter of fiscal 2018 and the fourth quarter of fiscal 2017 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	May 31, 2017		February 28, 2017		May 31, 2016
		% of Revenue		% of Revenue		% of Revenue
Revenue	$235		$286		$400
Operating expenses
Research and development (1)(2)(3)	$61	26.0%	$57	19.9%	$89	22.3%
Selling, marketing and administration (1)(2)(3)	110	46.8%	143	50.0%	132	33.0%
Amortization (1)(2)(3)	40	17.0%	45	15.7%	54	13.5%
Impairment of goodwill (2)	—	—%	—	—%	57	14.2%
Impairment of long-lived assets (2)	—	—%	—	—%	501	125.2%
Debentures fair value adjustment (1)(2)(3)	218	92.8%	(16)	(5.6)%	(24)	(6.0)%
Qualcomm arbitration award (1)	(815)	(346.8)%	—	—	—	—%
Total	$(386)	(164.2)%	$229	80.0%	$809	202.2%

(1)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2018 Non-GAAP Adjustments on adjusted operating expenditures in the first quarter of fiscal 2018.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q1 Fiscal 2017 Non-GAAP Adjustments on adjusted operating expenditures in the first quarter of fiscal 2017.

(3)
In the fourth quarter of fiscal 2017, the Company recognized non-cash recoveries associated with a change in the fair value of the 3.75% Debentures of approximately $16 million, RAP charges of approximately $3 million and $15 million in research and development and selling, marketing and administration expenses, respectively, stock compensation expense of $5 million and $9 million in research and development and selling, marketing and administration expenses, respectively, selective patent abandonments of $1 million, acquired intangibles amortization of $28 million, and $3 million in business acquisition and integration costs in selling, marketing and administration expenses (collectively the “Q4 Fiscal 2017 Non-GAAP Adjustments”).

Operating expenses decreased by $615 million, or 268.6%, to $(386) million, or (164.2)% of revenue, in the first quarter of fiscal 2018, compared to $229 million, or 80.0% of revenue, in the fourth quarter of fiscal 2017. The decrease was primarily attributable to the Qualcomm arbitration award, a decrease in salaries and benefits costs and a reduction in headcount, partially offset by an increase in non-cash charges associated with a change in the fair value of the 3.75% Debentures.
Excluding the impact of the relevant Q1 Fiscal 2018 Non-GAAP Adjustments and Q4 Fiscal 2017 Non-GAAP Adjustments, operating expenses decreased by $32 million. The decrease was primarily attributable to an absence of legal expenses which were present in the fourth quarter of fiscal 2017 and the recovery of those legal expenses in connection with the Qualcomm

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

arbitration award, reduced salaries and benefits, and a reduction in consulting and outsourcing expenses in the first quarter of fiscal 2018.
Operating expenses decreased by $1,195 million, or 147.7%, to $(386) million or 164.2% of revenue in the first quarter of fiscal 2018, compared to approximately $809 million or 202.2% of revenue in the first quarter of fiscal 2017. The decrease was primarily attributable to the Qualcomm arbitration award, the LLA Impairment Charge and Goodwill Impairment Charge in the first quarter of fiscal 2017, a decrease in amortization and reduced salaries and benefits, partially offset by an increase in non-cash charges associated with a change in the fair value of the 3.75% debentures.
Excluding the impact of the relevant Q1 Fiscal 2018 Non-GAAP Adjustments and Q1 Fiscal 2017 Non-GAAP Adjustments, operating expenses decreased by $63 million. The decrease was primarily attributable to a decrease in salaries and benefits, a decrease in amortization, and a reduction in headcount-related costs such as professional fees and travel expenses.
The Company expects operating expenses to increase in the second quarter of fiscal 2017 compared to the first quarter of fiscal 2018, as the recovery of legal expenses in connection with the Qualcomm arbitration award will not recur.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel expenses, office and building costs, infrastructure costs and other employee costs.
Research and development expenses decreased by $28 million, or 31.5%, to $61 million in the first quarter of fiscal 2018, compared to $89 million in the first quarter of fiscal 2017. Excluding the impact of the relevant Q1 Fiscal 2018 Non-GAAP Adjustments and Q1 Fiscal 2017 Non-GAAP Adjustments, research and development expenses decreased by $29 million. The decrease was primarily attributable to reduced salaries and benefits costs and a decrease in infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $22 million, or 16.7%, to $110 million in the first quarter of fiscal 2018 compared to $132 million in the first quarter of fiscal 2017. Excluding the impact of the relevant Q1 Fiscal 2018 Non-GAAP Adjustments and Q1 Fiscal 2017 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $23 million. The decrease was primarily attributable to reduced legal costs and recovery thereof in connection with the Qualcomm arbitration award, a reduction in headcount-related expenses such as professional fees and travel expenses, and a decrease in salaries and benefits.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the first quarter of fiscal 2018 compared to the first quarter of fiscal 2017. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of Sales
	May 31, 2017	May 31, 2016	Change	May 31, 2017	May 31, 2016	Change
Property, plant and equipment	$5	$12	$(7)	$7	$12	$(5)
Intangible assets	35	42	(7)	4	6	(2)
Total	$40	$54	$(14)	$11	$18	$(7)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $14 million to $40 million for the first quarter of fiscal 2018, compared to $54 million for the first quarter of fiscal 2017. The decrease in amortization expense reflects the held for sale classification of data centers in the second quarter of fiscal 2017 and the subsequent sale thereof in the fourth quarter of fiscal 2017, and certain assets becoming fully depreciated.
Excluding the impact of the relevant Q1 Fiscal 2018 Non-GAAP Adjustments and Q1 Fiscal 2017 Non-GAAP Adjustments, amortization decreased by $11 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $7 million to $11 million for the first quarter of fiscal 2018, compared to $18 million for first quarter of fiscal 2017. The decrease primarily reflects reflects the held for sale classification of data centers in the second quarter of fiscal 2017 and the subsequent sale thereof in the fourth quarter of fiscal 2017 and certain assets becoming fully depreciated.
Investment Income (Loss)
Investment income (loss), which includes the interest income earned under the Qualcomm arbitration award, and interest expense from the 3.75% Debentures, increased by $151 million to $136 million in investment income in the first quarter of fiscal 2018 from an investment loss of $15 million in the first quarter of fiscal 2017. The increase in investment income is primarily attributable to the interest paid by Qualcomm on the arbitration award, the lower rate of interest on the 3.75% Debentures in the first quarter of fiscal 2018 versus the 6% Debentures in the first quarter of fiscal 2017, and the absence of an other-than-temporary impairment present in the first quarter of fiscal 2017.
Income Taxes
For the first quarter of fiscal 2018, the Company’s net effective income tax expense rate was approximately 0%, compared to a net effective income tax expense rate of approximately 0% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the change in fair value of the Debentures and the impact of the Qualcomm arbitration award, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net income for the first quarter of fiscal 2018 was $671 million, reflecting an increase in net income of $1,341 million, compared to net loss of $670 million in the first quarter of fiscal 2017, primarily due to the Qualcomm arbitration award, the absence of the LLA Impairment Charge and Goodwill Impairment Charge, and higher fair value adjustment on the 3.75% Debentures in the first quarter of fiscal 2018 than on the 6% Debentures in the first quarter of fiscal 2017. After giving effect to the relevant Q1 Fiscal 2018 Non-GAAP Adjustments and Q1 Fiscal 2017 Non-GAAP Adjustments, the Company’s non-GAAP net income was $10 million compared to a non-GAAP net loss of $1 million, reflecting an increase in net income of $11 million primarily due to a lower investment loss, the lower rate of interest on the 3.75% Debentures in the first quarter of fiscal 2018 than the the 6% Debentures in the first quarter of fiscal 2017, and the absence of an other-than-temporary impairment present in the first quarter of fiscal 2017.
For the first quarter of fiscal 2018, basic earnings per share was $1.26 and diluted earnings per share was $1.23, compared to a basic and diluted loss per share of $1.28 for the same period in the prior fiscal year. The Company expects positive adjusted net income and positive adjusted EBITDA for fiscal 2018.
Common Shares Outstanding
On June 20, 2017, there were 531 million common shares, options to purchase 1 million common shares, 20 million restricted share units and 0.6 million deferred share units outstanding. In addition, 60.5 million common shares are issuable upon conversion in full of the 3.75% Debentures as described in Note 8 to the Consolidated Financial Statements.
The Company has not paid any cash dividends during the last three fiscal years.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended May 31, 2017. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2018	Fiscal Year 2017				Fiscal Year 2016
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Revenue	$235	$286	$289	$334	$400	$464	$548	$490
Gross margin	150	172	193	98	154	210	236	185
Operating expenses	(386)	229	307	453	809	451	340	152
Income (loss) before income taxes	672	(49)	(118)	(371)	(670)	(256)	(120)	21
Provision for (recovery of) income taxes	1	(2)	(1)	1	—	(18)	(31)	(30)
Net income (loss)	671	$(47)	$(117)	$(372)	$(670)	$(238)	$(89)	$51

Earnings (loss) per share
Basic earnings (loss) per share	$1.26	$(0.09)	$(0.22)	$(0.71)	$(1.28)	$(0.45)	$(0.17)	$0.10
Diluted earnings (loss) per share	$1.23	$(0.10)	$(0.22)	$(0.71)	$(1.28)	$(0.45)	$(0.17)	$(0.24)

Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $855 million to approximately $2.55 billion as at May 31, 2017 from approximately $1.70 billion as at February 28, 2017, primarily as a result of the Qualcomm arbitration award, which was partially offset by changes in working capital. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at May 31, 2017.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	May 31, 2017	February 28, 2017	Change
Cash and cash equivalents	$933	$734	$199
Restricted cash and cash equivalents	48	51	(3)
Short-term investments	1,278	644	634
Long-term investments	294	269	25
Cash, cash equivalents, and investments	$2,553	$1,698	$855
The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	May 31, 2017	February 28, 2017	Change
Current assets	$2,464	$1,691	$773
Current liabilities	463	606	(143)
Working capital	$2,001	$1,085	$916

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Current Assets
The increase in current assets of $773 million at the end of the first quarter of fiscal 2018 from the end of the fourth quarter of fiscal 2017 was primarily due to increases in short-term investments of $634 million and cash and cash equivalents of $199 million, partially offset by decreases in accounts receivable of $29 million and inventories of $15 million.
At May 31, 2017, accounts receivable was $152 million, a decrease of $29 million from February 28, 2017. The decrease reflects the lower revenues recognized in the first quarter of fiscal 2018, offset by an increase in days sales outstanding to 60 days at the end of the first quarter of fiscal 2018 from 57 days at the end of the fourth quarter of fiscal 2017.
At May 31, 2017, income taxes receivable was $12 million, a decrease of $5 million from February 28, 2017. The decrease in income tax receivable was due to the adoption of ASU 2016-16 as described above in “Accounting Policies and Critical Accounting Estimates”.
At May 31, 2017, inventories were $11 million, a decrease of $15 million from February 28, 2017. The decrease in inventories was primarily due to the sale of handheld devices.
At May 31, 2017, other current assets were $48 million, a decrease of $7 million from February 28, 2017. The decrease in other current assets was primarily due to the recognition of previously deferred cost of goods sold, upon recognition of the related deferred revenue, partially offset by an increase in prepaid maintenance.
Current Liabilities
The decrease in current liabilities of $143 million at the end of the first quarter of fiscal 2018 from the end of the fourth quarter of fiscal 2017 was primarily due to a decrease in accounts payable of $55 million, a decrease in deferred revenue of $34 million and a decrease in accrued liabilities of $54 million. As at May 31, 2017, deferred revenue was $211 million, reflecting a decrease of $34 million from February 28, 2017, which was primarily attributable to the recognition of handheld devices sold through to end users. Accrued liabilities were $204 million, reflecting a decrease of $54 million from February 28, 2017, which was primarily attributable to decreases in accrued royalties, vendor liabilities, and restructuring and manufacturing accruals compared to the fourth quarter of fiscal 2017.
Cash flows for the three months ended May 31, 2017 compared to the three months ended May 31, 2016 were as follows:

	For The Three Months Ended
	(in millions)
	May 31, 2017	May 31, 2016	Change
Net cash flows provided by (used in):
Operating activities	$863	$(61)	$924
Investing activities	(671)	342	(1,013)
Financing activities	6	(15)	21
Effect of foreign exchange on cash and cash equivalents	1	2	(1)
Net increase in cash and cash equivalents	$199	$268	$(69)
Operating Activities
The increase in net cash flows provided by operating activities of $924 million for the first three months of fiscal 2018 primarily reflects the Qualcomm arbitration award.
Investing Activities
During the three months ended May 31, 2017, cash flows used in investing activities were $671 million and included cash used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $662 million, intangible asset additions of $7 million, and acquisitions of property, plant and equipment of $3 million. For the same period in the prior fiscal year, cash flows provided by investing activities were $342 million and included cash provided by transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $355 million, offset by intangible asset additions of $9 million and acquisitions of property, plant and equipment of $4 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financing Activities
The increase in cash flows provided by financing activities was $21 million for the first three months of fiscal 2018 and was primarily a result of the payment of contingent consideration from business acquisitions in the first quarter of fiscal 2017.
Aggregate Contractual Obligations
Purchase obligations and commitments amounted to approximately $384 million as at May 31, 2017, including future interest payments of $78 million on the 3.75% Debentures and operating lease obligations of $147 million. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company, including payments on account of licensing agreements. Total aggregate contractual obligations as at May 31, 2017 decreased by $14 million as compared to the February 28, 2017 balance of approximately $398 million, which was primarily attributable to decreases in operating lease obligations and interest payments on the Debentures.
Debenture Financing and Other Funding Sources
See Note 8 to the Consolidated Financial Statements for a description of the Debentures.
The Company has $43 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See Note 2 to the Consolidated Financial Statements for further information concerning the Company’s restricted cash.
Cash, cash equivalents, and investments were approximately $2.55 billion as at May 31, 2017. The Company’s management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff.  Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of May 31, 2017, with the exception of an accrual for $10 million in legal costs related to litigation arising out of the Company’s acquisition of Good as described in Note 12 to the Consolidated Financial Statements, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made.  See Note 12 to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the first quarter of fiscal 2018 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, Euros and British pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead were incurred primarily in Canadian dollars, but were also incurred in U.S. dollars, Euros and British pounds. At May 31, 2017, approximately 6% of cash and cash equivalents, 33% of accounts receivables and 9% of accounts payable were denominated in foreign currencies (February 28, 2017 – 8%, 35% and 23%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

speculative purposes. See Note 4 to the Consolidated Financial Statements for information concerning the Company’s foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the 3.75% Debentures with a fixed 3.75% interest rate. The fair value of the 3.75% Debentures will fluctuate with changes in prevailing interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long term nature of the 3.75% Debentures. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on a number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at May 31, 2017 was $13 million (February 28, 2017 - $12 million). There was one customer that comprised more than 10% of accounts receivable as at May 31, 2017 and at February 28, 2017. Additionally, there were no customers that comprised more than 10% of the Company’s revenue in the first quarter of fiscal 2018 or the first quarter of fiscal 2017. During the first quarter of fiscal 2018, the percentage of the Company’s receivable balance that was past due decreased by 5.1% compared to the fourth quarter of fiscal 2017. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company’s liquidity and financial condition.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and, in the case of debt securities, the Company’s ability and intent to hold the investments to maturity. During the three months ended May 31, 2017 the Company did not record any other-than-temporary impairment charges related to investments (three months ended May 31, 2016 - $7 million relating to certain cost-based investments)
See Note 4 to the Consolidated Financial Statements for additional information regarding the Company’s credit risk as it pertains to its foreign exchange derivative counterparties.

Changes in Internal Control Over Financial Reporting
During the three months ended May 31, 2017, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended May 31, 2017.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2017 and ended on May 31, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: June 23, 2017

/S/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, STEVEN CAPELLI, Chief Financial Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended May 31, 2017.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2017 and ended on May 31, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: June 23, 2017

/S/ STEVEN CAPELLI
STEVEN CAPELLI
Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	June 23, 2017	By:	/S/ STEVEN CAPELLI
Name: Steven Capelli
Title: Chief Financial Officer